

December 23, 2013

Via E-mail
George Blankenbaker
President
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

> **Re:** **Stevia Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 12, 2013**
> **File No. 333-188720**

Dear Mr. Blankenbaker:

We have reviewed your responses to the comments in our letter dated June 14, 2013 and have the following additional comment.

Prospectus Cover Page

1. We note your response to our prior comment 3 and reissue. Please revise the cover page to identify Anson Investments Master Fund LP and Cranshire Capital Master Fund, Ltd. as underwriters. In this regard, we note your disclosure in the third paragraph of the Plan of Distribution section on page 15 that "the Selling Security Holders… upon effecting the sale of any of the shares offered in this prospectus are "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts." Alternatively, please revise the Plan of Distribution section on page 15 to clarify that the Selling Security Holders may be deemed underwriters.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Saxon Peters, Esq.